UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2023 (January 10, 2023)

RMG ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40013	98-1574120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, Florida	33140
(Address of principal executive offices)	(Zip Code)

(786) 359-4103

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	RMGCU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	RMGC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	RMGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On January 10, 2023, RMG Acquisition Corp. III, a Cayman Islands exempted company (“RMG III”) announced that it convened and then adjourned, without conducting any business, its special meeting of shareholders (the “Special Meeting”). The Special Meeting has been adjourned to 10:00 a.m., Eastern Time, on January 11, 2023 (the “Adjournment”). The Special Meeting is being held to vote on RMG III’s extension proposal, as described in its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2022. The proxy card included with the previously distributed proxy materials will not be updated to reflect the adjournment and may continue to be used to vote shares in connection with the Special Meeting. The record date for the Special Meeting remains November 22, 2022. RMG III shareholders who have already voted and do not wish to change their vote do not need to vote again.

On January 10, 2023, RMG III issued a press release announcing the Adjournment. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside RMG’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of RMG to enter into a definitive agreement with respect to an initial business combination with the Target within the time provided in RMG’s amended and restated certificate of incorporation; performance of the Target’s business; the risk that the approval of the shareholders of RMG for the proposed transaction is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction; the amount of redemption requests made by RMG’s shareholders and the amount of funds remaining in RMG’s trust account after satisfaction of such requests; RMG’s and the Target’s ability to satisfy the conditions to closing the proposed transaction; and those factors discussed in the Annual Report under the heading “Risk Factors,” and other documents of RMG filed, or to be filed, with the SEC. RMG does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated January 10, 2023.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2023

RMG ACQUISITION CORP. III

By:	/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chief Executive Officer

Exhibit 99.1

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RMG Acquisition Corp. III Announces Adjournment of Special Meeting of Shareholders Until 10:00 AM Eastern Time On January 11, 2023	Contacts Investor Contact: Philip Kassin President & COO RMG Acquisition Corp. III 50 West Street, Suite 40C New York, NY 10006 Telephone: (212) 785-2579 Email: pkassin@rmginvestments.com

January 09, 2023 9:38 PM Eastern Standard Time

NEW YORK—(BUSINESS WIRE)—RMG Acquisition Corp. III (the “Company” or “RMG III”) announced that it convened and then adjourned, without conducting any business, its special meeting of shareholders (the “Special Meeting”). The Special Meeting has been adjourned to 10:00 a.m., Eastern Time, on January 11, 2023. The Special Meeting is being held to approve the Extension Amendment, as described in RMG III’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on December 1, 2022.

The proxy card included with the previously distributed proxy materials will not be updated to reflect the adjournment and may continue to be used to vote shares in connection with the Special Meeting. The record date for the Special Meeting remains November 22, 2022. RMG III shareholders who have already voted and do not wish to change their vote do not need to vote again.

ABOUT RMG ACQUISITION CORP. III

RMG Acquisition Corporation III (Nasdaq: RMGC) (“RMG III”) is a special purpose acquisition company (SPAC) affiliated with Riverside Management Group, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. RMG III’s securities are listed on NASDAQ, with $483M cash in trust raised through its IPO. For more information about RMG III, please visit www.rmgacquisition.com.

IMPORTANT INFORMATION AND WHERE TO FIND IT

RMG III has mailed to its shareholders of record as of November 22, 2022 a definitive proxy statement (the “Extension Proxy Statement”) for an extraordinary general meeting of shareholders to be held on January 10, 2023 to (i) extend the date by which RMG III must consummate an initial business combination or, otherwise, cease its operations (except for the purpose of winding up) from February 9, 2023 to May 9, 2023 and (ii) allow RMG III, without another shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month each time after May 9, 2023 for a total of up to six months, to August 9, 2023, if RMG III has entered into a definitive business combination agreement (the “Extension Amendment Proposal”). Shareholders may obtain a copy of the Extension Proxy Statement, without charge, by directing a request to: RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue,

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Miami Beach, Florida 33140. The Extension Proxy Statement can also be obtained, without charge, at the U.S. Securities and Exchange Commission’s (the “SEC”) website, www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

RMG III and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the Extension Amendment Proposal under the rules of the SEC. Information about the directors and executive officers of RMG III is set forth in RMG III’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Investor Contact:

Philip Kassin

President & COO

RMG Acquisition Corp. III

50 West Street, Suite 40C

New York, NY 10006

Telephone: (212) 785-2579

Email: pkassin@rmginvestments.com

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